Contact

www.linkedin.com/in/lauren-sabella-a7ba014 (LinkedIn)

Top Skills

Pharmaceutical Industry

Lauren Sabella

Chief Operating Officer, Mannkind Corp

Fairfield, Connecticut, United States

Experience

MannKind Corporation
Chief Operating Officer
March 2023 - Present (3 months)
United States

Solaxa
Board Chair
November 2022 - Present (7 months)

LS Consulting Group
Principal
October 2022 - April 2023 (7 months)

Strategic advisory and consulting services for pharmaceutical and emerging biotech companies.

Acorda Therapeutics, Inc.
12 years 10 months

Chief Operating Officer
June 2021 - October 2022 (1 year 5 months)

Chief Commercial Officer (CCO)
January 2010 - September 2021 (11 years 9 months)

Tugboat Consulting Group
Principal
January 2009 - February 2010 (1 year 2 months)

Commercial consulting services for the pharmaceutical and emerging pharma/biotech markets.

Altus Pharma
VP Commercial Development
May 2006 - August 2008 (2 years 4 months)

Boehringer Ingelheim

6 years

VP Sales
2002 - 2006 (4 years)

Executive Director, Marketing/Respiratory Franchise
2000 - October 2002 (2 years)

Education

Hofstra University